

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 8, 2008

Mr. Guoshen Tu
Chairman and Chief Executive Officer
China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower, Shennan Road
Futian District, Shenzhen
Peoples Republic of China, 518034

  **Re: China Security & Surveillance Technology, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2007
    Filed March 10, 2008; Supplemental Response filed November 28, 2008
    Amendment No. 1 to Form 10-K, filed December 5, 2008
    File No. 001-33774**

Dear Mr. Tu:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Larry Spirgel
          Assistant Director

cc: Brian Buck, Esq., Pillsbury Winthrop Shaw Pittman
  Via Facsimile (202) 663-8007